

April 15, 2014

Via E-Mail
James A. Rasulo
Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

   Re: The Walt Disney Company
       Form 10-K for the Year Ended September 28, 2013
       Filed November 20, 2013
       File No. 001-11605

Dear Mr. Rasulo:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Linda Cvrkel

           Linda Cvrkel
           Branch Chief